Meridian Hive

Alcohol Entertainment Adventure Leisure Brewery

Gold-winning mead: 2x growth in 2017

MERIDIANHIVE.COM AUSTIN TEXAS





Mead, the gluten-free alcohol made with fermented honey, is the next big thing in craft beverages. We're the next big thing in mead. Started in 2013 in Austin, TX, we're currently in our growth stage and are distributed in 7 states. We have 15 different products, making us appealing to the 50% of brewpub patrons choosing non-beer options (... more

Cayce Rivers Chief Executive Officer @ Meridian Hive

Why you may want to support us...

1. Winner of 18 awards from prestigious mead competitions since 2013.
2. More than $730k in 2017 revenue and 94% YOY annual growth since inception in 2013.
3. Sold in over 1200 restaurants, bars, and grocery stores, including major chains like H-E-B, Total Wine, Whole Foods, Spec's, Twin Liquors, and World of Beer.
4. Distributed in 7 states including Texas, Colorado, Florida, Georgia, Tennessee, Connecticut, and New Mexico.
5. As one of the best mead makers in the world, co-founder Mike Simmons is the only person to ever win four gold medals in a single year at the world's largest mead-making competition, The Mazer Cup.
6. Among H-E-B's fastest growing Texas Craft Brands in 2018.
7. Current products include 6 Draft and 4 Still meads produced year round and 5 special & seasonal releases.

Why investors ❤ us

WE'VE RAISED $611,967 SINCE OUR FOUNDING



Why I love the Hive Guys! After working on a disruptive global launch for a major wine that has now become a mainstream high volume brand, I see a lot of similarities in Meridian Hive. They are bringing the world something totally new with amazing branding and a delicious award winning product. They are on trend for gluten-free alcohol, and most of all, they have a team of authentically passionate "mead geeks" who are on a mission to spread their craft with the world. As someone who works with Fortune 100 clients, Meridian Hive has operational systems and strategic skills that compare to companies 100x their size. Meridian Hive is going to make mead mainstream, and I am proud to be at... read more

Tracy Thirion

CEO, Bamboo International, Strategic Advisor



Retire Mechanical Engineer in Reno NV. Drink local craft beers. Have invested in two whisky startups. of my investments are available in Northern Nevada yet. This is getting to be a perfect area for that type of product. Lots of local craft brewers and lots of new young professionals moving to the area.

Michael B. Davis

Retired mechanical engineer. Graduated from Cal Poly Pomona. Retired at age 72.



Im a true believer of your further success, luckily I can try you mead shortly, as investor and entrepreneur myself I want the best for you and hope I can visit you shortly and meet you in person

Carlos Manuel Rebolledo

+20 years experience in the food, beverage and nutritional industries. Active entrepreneur, founder and investor in new ventures / startups. Marketing, sales and business development experience

SEE MORE

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Cayce Rivers

Chief Executive Officer

20 years of strong leadership and a proven ability to create and turn a shared vision into reality.

in



Mike Simmons

Co-Founder + Head Meadmaker

Only person to ever win four gold medals in a single year at The Mazer Cup (part-time)



Eric Lowe

Co-Founder + Director of Operations

Over a decade of experience innovating and crafting mead, beer, wine and spirits (part-time)

in



Angi Wilkes

Sales Manager

in



Robert Bellah
Hive Manager



Linda Wheeler
Finance Director
(Part-time)



Gerry O'Reilly
Marketing Manager
(Part-time)



Greg Thibodeau
Cellarman



Eric Rivers
Bookkeeping and Management
(Part-time)

In the news

Downloads

MH Deck - 1M Sept2018.pdf

Mead is the Fastest Growing Alcoholic Beverage in the U.S.

The early 2000s saw the craft beer market explode in the U.S. Then, craft cider had its moment. Now, we're experiencing a craft mead boom. While the beverage has been around for centuries, the gluten-free alcoholic beverage made with fermented honey is exploding. From 2013 to 2016, the number of meaderies in the U.S. more than doubled, and a new meadery opens every 3 days. Why? It's versatile, ranging from dry to sweet, with unlimited possibilities for flavor profiles, perfect for those accustomed to the diverse flavor of other craft alcohol.


TRINITY
DRAFT MEAD
HAVEN
DRAFT MEAD
DISCOVERY
DRAFT MEAD
RHAPSODY
DRAFT MEAD
FRONTIER
DRAFT MEAD
DYNAMO
DRAFT MEAD
MERIDIAN HIVE

We're Founded by one of the Best Mead Makers in the World

Meridian Hive co-founder Mike Simmons is the only person to ever win four gold medals in a single year at the world's largest mead-making competition, The Mazer Cup. In total, he's helped us win 18 awards from prestigious mead competitions since 2013. We feel like our current product line of 15 different meads are the best in the world, and Mike's knowledge and experience in the field is a major reason why.




MAZER CUP INTERNATIONAL
COMMERCIAL
MAZER CUP INTERNATIONAL
COMMERCIAL
MAZER CUP INTERNATIONAL
COMMERCIAL
MAZER CUP INTERNATIONAL
COMMERCIAL


MEAD IN AUSTIN
FRONTIER
DRAFT MEAD
from Honey and Hops
MERIDIAN HIVE
AWARD WINNING
MEAD IN AUSTIN
RHAPSODY
DRAFT MEAD
from Honey and Blackberries
MERIDIAN HIVE
BEST SELLER
DISCOVERY
DRAFT MEAD
MERIDIAN HIVE
AWARD WINNING
MEAD IN AUSTIN
HAVEN
DRAFT MEAD
from Honey, Peach and Ginger
MERIDIAN HIVE
AWARD WINNING


★ BEST SELLER ★
★ BEST SELLER ★
★ AWARD WINNING ★
★ AWARD WINNING ★
★ AWARD WINNING ★
HUAJILLA
BOUNTY
COLOSSUS
FANDANGO
BROKEN CROWN

We Are Ready for Our Next Growth Stage

We have had 2 major growth phases since we created Meridian Hive. First, our exceptional products got us off the ground, selling directly to consumers at Farmer's Markets and some small (but awesome) accounts around Austin. Our second phase occurred as a result of our rebranding and product repackaging. That allowed us to generate bigger sales in bigger chain accounts and a larger number of key bars and restaurants. It also gave us an opportunity to begin distribution outside of Austin and outside of Texas. Since the rebrand in 2016, we are selling in 7 states.

We are now ready to launch the company to the next level...


DISCOVERY

The Path to Growth

To get to the next level, we are focusing on 4 major areas:

Key Experienced Hires in Sales and Production Management

Marketing and Distributor Support to continue brand building, increased consumer awareness and increased points of distribution across all existing and new regions

New Tasting Room to solidify us as an iconic Austin brand and to support our strategy of trial and local market dominance

Production Investments to ensure we can continue to meet increased demand while lowering total production costs


Complete Buildout of the First Commercial Meadery in Austin, TX
Grand Opening
Tasting Room
Launch New Branding and Website
Expand Facility to Triple Capacity and Improve Production
Start Distribution in Colorado and Tennessee
July 2013
Feb 2014
May 2015
January 2016
September 2016
March 2017
April 2017
September 2017
November 2017
June 2018
Begin Self Distributing Across Austin and San Antonio
Cayce Rivers Moves from Founding Invest / Advisor to Full Time Business Director
Win a Whopping Four Mazer Cup Gold Medals
Winner of 5 Awards at the Texas Mead Cup
Completed SKU CPG Accelerator Program

Let's Grow the Mead Market Together

When we started this over 5 years ago, we knew that we loved Draft Mead - it was the perfect non-beer option for the Texas heat. We made it because we loved it ourselves. We shared it with our friends, our neighbors and just about anyone that we could give a glass to...and they loved it as well. We knew we were onto something great and it has been exciting to see the world waking up to a new craft category of mead. We've got 5 years of experience behind us on creating a product that just starting to bloom in popularity. The timing is perfect for us to take Meridian Hive to the next level and we are super excited to give our fans and followers a chance to join us on our journey to become the next big thing in craft.

Mike Simmons, Eric Lowe, Cayce Rivers

Our Revenue Grew 101% in 2017



FINANCIAL PERFORMANCE
1 EXCELLENT GROWTH IN OUR FIRST 2 YEARS - FUELED BY GREAT PRODUCTS
2 2016 - WE IDENTIFIED AN ISSUE - DISCONNECT BETWEEN OUR BRAND AND OUR TARGET CUSTOMERS
3 FULL REBRAND STRATEGY TO PUT OURSELVES IN THE BEST POSITION TO TAKE MEAD TO THE MASSES
4 IMMEDIATE PAYOFF IN 2017 - BACK TO TRIPLE DIGIT GROWTH
$730,000
$547,500
$365,000
$182,500
$0
GROWTH 150%
GROWTH 34%
GROWTH 101%
2014
2015
2016
2017
Our awesome branding and our optimized pricing opened up conversations that led us to expand across TX, and into 6 new states

Investor Q&A

— COLLAPSE ALL

What does your company do?

Mead, the gluten-free alcohol made with fermented honey, is the next big thing in craft beverages. We're the next big thing in mead. Started in 2013 in Austin, TX, we're currently in our growth stage and are distributed in 7 states. We have 15 different products, making us appealing to the 50% of brewpub patrons choosing non-beer options (according to a Neilson study). We also help meet that demand through our popular carbonated draft mead, a modern and refreshing take on the classic alcohol.

Where will your company be in 5 years?

We are continuing our growth after an awesome 2017, where we expanded capacity, won 9 competition medals, and generated $730k in revenue. We will solidify our position as an iconic Austin brand by creating a new tasting room in downtown Austin. We'll also expand our out of state distribution to the major areas where craft beer and cider thrive. We aim to be the draft mead leader in every region we sell. Once we establish that position in the US, we'll begin exporting to Europe and Asia in 2021.

What is Meridian Hive and what do you do?

Meridian Hive is a meadery based in Austin Texas. As a leader in modern mead, we've been in business for five years and bring the world the best draft and still meads on the planet.

What is mead?

Mead is a gluten-free alcoholic beverage that is like cider or wine, but instead of fermenting apples or grapes, we ferment the finest quality honey. While mead has been around for centuries, the category has started making an impressive comeback in recent years. Mead is very versatile, ranging from dry to sweet, with unlimited possibilities for flavor profiles.

How is your mead different?

We're a leader in draft mead, which is refreshing, carbonated, and comes in a variety of delicious flavors. And we've lowered the alcohol percentage to 6.5%, whereas your traditional meades range from 12% to 15% alcohol. If you're having a beer at a bar and your partner is having white wine, if you're drinking at the same pace, one of you is going to be a lot tipsier than the other one after a few drinks, right? We wanted to make mead in a way that you can enjoy it, keep on pace, and drink with your friends, so the lower alcohol allows you to drink it on pace with someone who's drinking beer.We've also carbonated our mead, as we sell it in cans as well as on draft in kegs. The creation of our draft mead was aimed to offer a cold and refreshing drink to enjoy during the nine months of heat in Texas. At the time, we loved mead but just couldn't see ourselves or anyone else sitting on the porch and drinking a traditional mead during the summer heat. We aimed to change that, and we've been told that we've done a damn fine job of it.

Who are your consumers?

We've found over five years that our consumers are male and female craft beer drinkers. We also have wine drinkers who are looking for something new and different and we have consumers who are just looking for a great gluten-free alcohol option.

Where do you sell your mead?

We currently sell in 7 states including Texas, Colorado, Florida, Georgia, Tennessee, Connecticut, and New Mexico. We are on draft and in cans at craft bars and restaurants across the major cities in each of our states. We're also on the shelf at many grocery and liquor chains, including HEB, Total Wine, Whole Foods, Spec's, Twin Liquors and World of Beer.

Who is your team and how did you guys get started?

This all began when Mike Simmons and Eric Lowe were doing a lot of homebrewing around 2010. They started making beer, as most homebrewers do, and then started winning multiple awards across several beer categories. They began spending more time making other alcoholic beverages to continue to develop their expertise. Eric was very interested in the wine-making side and wanted to open an urban winery, and Mike was very interested in brewing and wanted to open up a brewery.
Then, around 2011 they were introduced to mead. They began making their own mead, winning awards at some of the largest competitions across the country. They developed a passion for the drink and decided to put together a plan for making a meadery. They came to me in 2012 and said, "Hey, we've got this great idea. Here are the awards that we've won. Here's what the mead category is doing and here's what we're going to do differently. Would you join in to help us create something awesome?" I lept at the opportunity.
Co-founder Mike Simmons is our Director of Product Innovation and Head Mead Maker. He is a highly celebrated brewer across several categories including beer, wine, and most importantly, mead. He's the only mead maker to have ever won four gold medals in a single year at the world's largest mead-making competition, The Mazer Cup, held outside of Denver every year. He's got an unbelievable ability to blend art and science to make unique and delicious meads. Co-founder Eric Lowe also brings home-brewing experience with a big focus on wine-making. His skills are really applied when taking one of Mike's meads from product development (think a one, five, or ten-gallon pilot batch) and scaling the recipe and the process for commercial purposes (think 100, 500, or 1500 gallon batches). Eric is responsible for ensuring we have the right equipment, the right ingredients, and the right process to make mead at scale.
And myself, they don't let me touch anything in the meadery. As the CEO, I'm responsible for the overall success of the company. I spend a great deal of time on developing and executing our growth strategy and creating the right team and environment to ensure we meet our goals. I spent 15 years in the corporate world where I built and led global teams primarily focused on continuous improvement and implementing change initiatives. Just prior to joining Meridian Hive full time, I served as Executive Vice President of Customer Success for a global software company.

What key milestones have you had in the business and how do you measure progress?

The company has gone through two major growth phases and we are now setting ourselves up for that third major growth phase.We started out by selling in farmers' markets and doing some events around Austin, TX. We were lucky to have relationships with some cool, small local bars that gave us a tap for our mead. Our first $100,000 in sales was solely on the back of our great products. That was in 2014. In 2015, we saw 150% growth. We started getting out of the farmers' market and into more bars, restaurants, and retail chains. In 2016, we weren't growing at the rate we wanted to. We realized that there was a disconnect between our target customer and our branding and packaging. Our vision is to bring mead to the masses but our packaging was holding us back. We embarked on a full rebrand strategy that we launched in the fourth quarter of 2016, and it was more than just a logo change. We evaluated who Meridian Hive is, who we want to be, and how we needed to present ourselves in the marketplace. Meridian Hive is bold, adventurous and modern - and now everything we do embodies these qualities. The rebranding really started our second major growth phase, and in 2017, we got back to 100% sales growth. Our new branding, packaging, and price on the shelf really opened up conversations with key players to drive that growth. Not only did we increase the number of stores, bars, and restaurants carrying our products, but we also increased our turns and the number of products on the shelves at the major chains. We started getting into the majority of the H-E-B grocery stores around Austin.
We quickly moved into Dallas, San Antonio, and Houston and leveraged our existing chain relationships. Additionally, we launched into six new states by the end of 2017. That brings us to where we are today - we're putting out high-quality products, learning the distribution game, and continuing to grow.
We are now set for our next growth phase by looking at 2 primary drivers: Getting into new markets and increasing turns and customers across our existing markets.

What is your expected revenue this year?

We expect to hit $1M in revenue for 2018.

How much of the U.S. market are you covering right now?

Currently, we're available across the entire state of Texas, with the majority of our sales in Austin, Houston, Dallas / Ft. Worth, and San Antonio metro areas. Out of Texas, you can find us in Colorado, Florida, Georgia, Tennessee, Connecticut, and New Mexico. In total, we are in nearly 1000 awesome bars, restaurants, neighborhood, regional & national grocery chains, and independent & chain liquor stores.
We also have a small presence in the San Diego, CA area with some great bottle shops and are currently in discussions with distributors to launch into Southern California, New York City, upstate New York, and Arizona in the next few months.

How do you measure customer acquisition costs? That seems exceedingly hard to do in a brick and mortar via distributor situation.

Yes, it is very difficult to measure. We know that it's a higher cost due to the fact that most people don't go out specifically looking for mead. A major part of our strategy is taste, just putting liquid to lips. We see great conversion rates from people who have never tried good mead. We do look at our trend data for in-store demos and tastings. We not only want to see customers picking up on the day, but we are seeing increased same-store sales in the weeks and months to follow.

What is your growth plan?

The growth plan is very simple. Own Austin, own Texas, and continue expanding into states where craft beer is popular and states where cider has done well.
In the very short term, we're increasing our marketing budget and increasing our focus on the Austin market. As a great city with tons of innovative things coming out, Austin is a great brand in and of itself. We're excited to be a part of the scene and we are driving to become an iconic Austin brand. We love that we self-distribute in Austin, as it allows us to make and maintain very strong relationships with our customers and key retail buyers.
To continue to drive Austin growth longer term, we are looking for a new space for our tasting room. This will put us on the map and enable us to continue to increase our strategy of getting liquid to lips. We want to be in a high traffic location that attracts not only locals, but also caters to tourists looking for that unique Austin experience.
To drive growth across Texas, we are focused on increasing distributor and retail chain support to increase consumer awareness and same-store sales. We are working with customers like H-E-B, Total Wine, and Spec's to develop educational elements for our marketing campaigns. We love to create fans within the store management and sales staff. They've been great at passing that education on to the end consumers looking for something new and delicious. As putting liquid to lips is a major component of our strategy, we support key cities with brand ambassadors to continue our in-store samplings, and we put a major focus on getting into the best craft beer bars to drive awareness.
Outside of Texas, we're working to align ourselves with distribution partners that understand where we fit in the market and who embrace mead as a category and know they can build on the success we have shown in Texas. We look for synergies with national chains like Total Wine, where we are on the shelf in Florida, Georgia, New Mexico, and Connecticut. We are currently preparing to meet with Kroger in Cincinnati and Publix in Florida to gain hundreds of new grocery accounts in our key markets.
Our longer-term growth plan is to expand into states within our key regions: Southeast - North Carolina
Northeast - Maryland, D.C., Massachusetts, and Vermont
Midwest - Michigan, Illinois, Ohio, Indiana, and Wisconsin
Northwest - Oregon, Washington, and Northern California
Southwest - Southern California and Nevada
The new state expansion plan will be staged to grow at a sensible rate to ensure we maintain adequate production capacity. Again, we will first target those states where craft beer has boomed and where cider has already done well.

How do you see the expansion of adjacent markets that are competitive to yours?

We're both competitive and cooperative with craft beers and ciders. Obviously craft beer exploded first and saw impressive year over year gains. Craft cider took the stage in late 2010 and has been growing at about 30% per year since then. Mead is the next big craft mover. We've already seen a huge increase in awareness and interest at both the consumer level and at retail accounts. We've seen the number of new meaderies skyrocket since 2015. The mead category is on the verge of large-scale growth.
Back to craft beer and cider - some of the trends we are seeing are very favorable in our minds. The sour beer trend shows that consumers are willing to expand their taste horizons. We are seeing fruited beers and ciders up and down the shelves over the past 12 - 18 months. We've been doing fruited meads since day one, in 2013. We love the fact that consumers continue to seek out new and interesting drinks. We believe we are in a great spot to capture market share from both of those categories.
Some of our best customers are actually brewpubs. A recent Forbes article citing data from a Nielsen study showed that 50% of brewpub patrons are opting for non-beer options. We consider ourselves to be the perfect premium non-beer option and we've increased the number of permanent taps month over month for the past 2 years.

When it comes to the other meaderies, what you think you do better than they do?

I think we beat the competition on branding. The mead industry in the U.S. has been around for well over 25 years, and we really see two common approaches meaderies take in terms of branding. First, you'll see a lot of reference to the old world - Vikings, dragons, and the like. The second approach is to create an upscale product akin to fine wine. Both seem to hope that consumers will come around to their view of mead. To be clear, both of these branding and marketing approaches are great, but we simply chose to go in a completely different direction.

We decided to present our meads as approachable -- mead for the masses. We focus on our draft mead which is lower in alcohol, lightly carbonated, and served chilled for a refreshing alternative. Our packaging perfectly reflects our core -- bold, bright, and modern. We took action to get out in front of people and show them that mead is a great drink, that it can be a lot of fun, and it is not this niche product where you have to learn how to joust or go to the Renaissance Fair to enjoy it. Everybody loves mead ... most people just don't know it yet.

Additionally, we pride ourselves on the work we've done to get our cost structures in place to be competitive with craft beer and ciders and positioned in the cold box at some of the best grocery and liquor chains in the nation.

Finally, I suppose we are so close to it that we often forget this point: our meads are highly awarded in the largest international mead competitions and we've got one of the best mead makers in the world.

How will you spend the money from this raise?

This raise is going to fund our growth over the next 18 - 24 months in four key areas:

First: Hire industry experience in key roles in Sales and Operations.

Second: Increase our spend in distributor support and marketing to drive consumer awareness and pull through in all of our current regions.

Third: Build out a satellite tasting room in downtown Austin to solidify us as Austin's Meadery and to support our strategy of a product trial.

Finally: Use a portion of the funds to invest smartly in production areas required to support growth. This includes working capital for inventory and new equipment loan servicing.

Where do you make your mead? What sort of capacity do you have to grow in that facility?

We make it right in Austin, Texas. With our current facility and equipment, we're operating at about 40% capacity. We can easily double production volumes and sales with our existing setup. With some minor layout changes, additional tanks and new equipment, we can increase production to 4 or 5 times what we are doing today. However, in order to make space for that increase in capacity, we'll have to move the tasting room (which currently resides in the production facility). Establishing an off-site tasting room really serves two purposes: it puts us in a better location to capture more consumers and become part of the Austin scene, and it also will free up required space for production.

Where do you get your supplies?

We have a key partnership with a honey provider on the east coast and we do special batches using honey from various sources. We've locked up a couple of good fruit suppliers to ensure that we have consistent access to fruit. On the packaging side, we have two main partners. One is for our cans and our canning, and the other partner provides our glass bottles and our cardboard packaging.Because I spent 15 years in the supply chain area, we ensure we diligently source all of our key ingredients and supplies. We constantly look at the market and leverage key partnerships that work with us to support us as we grow. Because mead has a fairly high cost basis to start with, we think our focus in this area creates a competitive advantage.

We have our plans laid out to continue to drive our costs down in key areas of the business. Getting to the right sales volumes and having the right partners in place will give us the flexibility to grow margins and compete at a totally different level than any other meadery out there.

Where is your tasting room in Austin and where do you plan to move it?

Moving the tasting room is on the very near horizon. We've already started looking at buildings. Right now, we're in an industrial area that's off the beaten path. If you come to the Meridian Hive tasting room, it's because you really want to be there. No one just drives by and says, "Look, let's stop at Meridian Hive." So that's not great for what we're trying to do. As I said, our big strategy is taste, taste, taste. We need to go to where the people are. And the people are in downtown Austin.

We contemplated moving the entire facility and having an improved tasting room as well as an improved production facility together, but that was just going to be too expensive. So, we talked to a number of folks in and around Austin who have retail space experience and have been in the beverage industry, and they agree that setting up a satellite tasting room is a great approach. We're willing to spend on that higher rent location, but if we don't go where the people are, it's not going to be worth it.So we'd love to be right in the heart of downtown. The Congress District would be great, or we may think about the Warehouse District. There are some sites in East Austin that we want to be near, but one of the things that we really want to capitalize on is the proximity to the Convention Center. Austin is not only a cool city to live in, but it's also a great city to come visit. Tons of people come to Austin and then really want to take a part of Austin back with them. So, we do want to capture the tourists as well as the folks in Austin. We want them to be able to go back and say they had this awesome mead in Austin. So, whenever we get to their cities, they will see our mead and recognize it and give us that push we need in their network of friends and social circles.

What are you most worried about?

One thing that always concerns me is the timing of the draft mead growth curve. We've seen markets go from steady growth to hockey stick growth extremely quickly, and we need to keep our eye on that. As I mentioned, we have the ability to quadruple production in our current facility. But finding a new building, the permitting, the moving and all of that, usually takes around 12 months. That sounds like a champagne problem, I know, but I just don't want us to be caught off-guard if we grow too fast.

I also worry about a few key things like keeping an eye on our costs and strategic partnerships, watching the competition (especially from any movement from the big guys) and hoping that all new meaderies are putting out quality (and delicious) products to help the category grow.

Finally, and this is more of a driver than a concern, is our quest to become one of the best companies to work for in Texas. We want to develop the company and get to the stage where every employee has some ownership in the company. Not only do we want to have an awesome team that has fun while working hard, but we also want to provide great wages and great benefits to the team.

What do you think makes a good mead and why are you sure that Meridian Hive is the best?

A good mead must be well balanced. Whether you're creating a sweet mead, a dry mead, or a mead that has fruit or spices, it must not have any sharp edges or flavors that dominate disproportionately. We pride ourselves on offering balance across our entire product range - we are not a one trick pony. Another important component is great mouthfeel. This is extremely challenging to create in a low alcohol draft mead and Mike has developed some awesome techniques that are the envy of the mead making community. He blends art and science to formulate recipes and methods to create meads with incredible balance, warmth, and depth.

In terms of product evolution, we have a deep product innovation pipeline that includes both draft and still meads. Our still meads continue to serve two primary purposes: they deliver excellent margins to the business, but more importantly, they give us credibility with the mead enthusiasts and key alcohol influencers as the leader in modern mead. For our draft pipeline, we are constantly looking at the latest flavor trends as well as bringing seasonal products to market. At any given time, we could have up to 10 new products in “pilot” mode that we can share with our customers on a small scale in our tasting room. This allows us to get real-time feedback before going to market on a large scale.

Why raise with Wefunder?

We know that we've got killer products and great branding. We are going to be successful in growing and we're looking for ways to get there faster. We're raising funds to execute on our solid strategy to fast-track our growth. We definitely want to give our fans the opportunity to share in our success.
Additionally, the crowdfunding approach lets us bring in multiple “levels” of investors. Where traditional funding would limit our pool of investors to accredited investors only, Wefunder opens the door to non-accredited investors as well. This is very exciting for us and we hope to gain new fans along the way.
Imagine an investor living outside of one of our current distribution areas. They'll watch us grow and revel in our success, and then they will celebrate the day we get to their state, to their local bar, and to their local liquor store.

What concerns have you heard from investors?

The response to our opportunity has been really positive. The single concern that some investors have brought up is the timing of the growth of the mead category. We looked at the numbers, and in 2010, craft cider was a tiny market but it took off from there, growing about 30% per year through 2018. Craft cider has turned itself into 20% of the total cider market. We feel like that's where we are with mead today.
We believe the popularity of mead will grow in much the same way, as more and more people are introduced to it. It's becoming quite common to offer a beer alternative because there is a huge market for non-beer drinkers. The more people who tried cider, the more popular it became. I see the same thing happening with mead.

When you think about the future of the business and your dream for Meridian Hive, what's the end game?

Our vision is to be the most celebrated and widely distributed meadery on the planet. We want to see our mead across the U.S., in Latin America, Asia, Australia, and across Europe. We want to make mead accessible and we're excited to play a major role in growing the category.
Our goal is to continue to grow our brand. We want to get better in every area required to spread our love for mead as far out as we can. Our journey will likely see multiple options for an end game, and we'll analyze them to ensure they align with our vision. If entering into a strategic partnership will help us achieve our vision and aid in our growth, then we'll entertain those options along the way. We definitely don't have an exit strategy nailed down today, but we entertain all options as they come. Right now, we just want to make the best mead on the planet. We want to continue to educate people and introduce them to the next big thing in craft.

Financials

Meridian Hive has financial statements ending December 30 2019. Our cash in hand is $90,000, as of April 2020. Over the three months prior, revenues averaged $71,500/month, cost of goods sold has averaged $32,800/month, and operational expenses have averaged $42,300/month.

At a Glance

January 1 to December 31

$826,924 +34%
Revenue

-$184,200
Net Loss

$125,190 +67%
Short Term Debt

$249,500
Raised in 2019

$90,000
Cash on Hand
As of 04/30/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Mead, the gluten-free alcohol made with fermented honey, is increasing market share in the craft beverage sector. Started in 2013 in Austin, TX, we're currently in our growth stage and are distributed in 7 states. We have 15 different products, making us appealing to the 50% of brewpub patrons choosing non-beer options (according to a Neilson study). We also help meet that demand through our popular carbonated draft mead, a modern and refreshing take on the classic alcohol.

We are continuing our growth after 2017, where we expanded capacity, won 9 competition medals, and generated $730k in revenue. We expanded our out of state distribution to the major areas where craft beer and cider thrive. We aim to be the draft mead leader in every region we sell.

Milestones

Mars Colony, LLC DBA Meridian Hive was incorporated in the State of Texas in June 2016.

Since then, we have:

- Won 18 awards from prestigious mead competitions since 2013.

- Earned than $800,000 in revenue in 2019

- Sold our products in over 1200 restaurants, bars, and grocery stores, including major chains like H-E-B, Total Wine, Whole Foods, Spec's, Twin Liquors, and World of Beer.

- Distributed in 7 states including Texas, Colorado, Arizona, Georgia, Tennessee, Michigan, and New Mexico.

- Had, as one of the best mead makers in the world, co-founder Mike Simmons, the only person to ever win four gold medals in a single year at the world's largest mead-making competition, The Mazer Cup.
- Been among H-E-B's fastest growing Texas Craft Brands
- Produced 4 year-round draft products, 3 seasonal draft products, 4 Still meads and commenced 3 unique Still meads quarterly for our mead club members

Historical Results of Operations

Our company was organized in June 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $827,000 compared to the year ended December 31, 2018, when the Company had revenues of $618,000. Our gross margin was 43% in fiscal year 2019, compared to 46% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $469,000 including $79,000 in cash. As of December 31, 2018, the Company had $332,000 in total assets, including $23,000 in cash.
- *Net Income.* The Company had net losses of $184,900 and $183,300 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $921,000 for the fiscal year ended December 31, 2019 and $600,000 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $754,000 in debt, including the Convertible Notes offering in 2019. The proceeds of the offering were used to implement cost-saving measures and increased marketing initiatives.

The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Short/Mid Term Expenses

Mars Colony, LLC DBA Meridian Hive cash in hand is $79,000, as of December 2019. Over the last three months, revenues have averaged $71,500/month, cost of goods sold has averaged $32,800/month, and operational expenses have averaged $42,000/month. Our intent is to be profitable in 6 months.

Sales continue to be strong in Austin and in Texas. We expect revenues to increase in Texas and out of state this year. This will be driven by an increase in Sales team members and marketing efforts in Austin and other key markets.

As a result of the national emergency declared on January 27, 2020 due to the coronavirus, we anticipate some impact on sales to our on-premise customers. At this time, the length of the emergency is unknown and the full impact on our sales is not quantifiable.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-22%

Gross Margin:
54%

Return on Assets:
-39%

Earnings per Share:
-$0.06

Revenue per Employee:
$91,880

Cash to Assets:
17%

Revenue to Receivables:
1,333%

Debt Ratio:
180%

2019 Financial Statments Final.pdf

Mars 12-31-17 FStmts.PDF

Risks

1. The competitive landscape may change and other / new entrants may bring in competing products, some of those with preexisting distribution networks.

2. Government regulation changes may adversely impact the alcohol manufacturing and distribution channels including but not limited to tax increases, regulatory and compliance requirements / reporting.

3. Revenue forecast accuracy, estimates and assumptions, and the company's ability to manage working capital, contracts, inventory and operational capacity to support the growth strategy may not meet expectations, harming future business growth.

4. Ingredient supply considerations including honey and fruit which accounts for <60% of our costs. Should a global crisis in honey arise, we would be negatively impacted.

5. Change in consumer habits and their decisions around lifestyle choices could impact premium alcohol sales.

6. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

7. There are risks relying on our current supply chain and third party ingredient and material sourcing. The performance of vendors and distribution partners will have impacts on our business.

8. Litigation, including potential claims, legal compliance and related liabilities could distract our focus from our core business.

9. Eric Lowe is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

10 Mike Simmons is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

11 The membership units into which the convertible note will convert (upon an event) have not yet been issued by the Company.

12 The Company is involved in two lease agreements, which may affect business revenues and cash flow moving forward.

The Company leases its production facility and taproom location under a non-cancelable operating lease agreement with an initial expiration date of August 31, 2017. The Company subsequently renewed this lease for an additional two year period expiring July 31, 2019. Monthly rent expense under this lease was $3,300 for 2017 and 2016. The total rent expense related to this location was 39,600 for 2017 and 2016.

The Company leases a delivery van and sales vehicles under non-cancelable operating lease agreements which began in October 2017 and terminate in September 2023. Monthly lease expense under these leases ranged from $304 to $381 for 2017. The total lease expenses related to these leases was $2,054 for 2017.

13 Mike Christopher Simmons is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

14 Eric Lowe is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Mike Christopher Simmons	Mechanical Engineer @ Concurrent Design	2016
Eric Lowe	Senior Principal Software Engineer @ Oracle America, Inc	2016
William C Rivers	CEO @ Meridian Hive	2016
Jonathan Luers	Applications Engineer @ Silicon Laboratories	2016
David Eric Rivers	CAD designer @ Consultant	2016

Officers

OFFICER	TITLE	JOINED
Mike Christopher Simmons	Product Innovation	2016
Eric Lowe	Operations Director	2016
William C Rivers	CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
William C Rivers	1,117,784 Voting member units	38.0%
Eric Lowe	744,536 Voting member units	25.0%
Mike Simmons	584,197 Voting member units	20.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
03/2019	$249,500	Convertible Note
06/2017	$10,000	Loan
03/2014	$122,618	Loan
07/2016	$9,322	Loan
10/2015	$175,527	Loan
05/2017	$45,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Jonathan Luers	03/29/2014	$122,618	$122,619	4.5%	01/28/2028	Yes
Eric Lowe	10/31/2015	$175,527	$178,722	4.5%	02/01/2023	Yes
William Rivers	07/01/2016	$9,322	$4,273	10.0%	06/14/2020	Yes
Kevin Lysaght	05/21/2017	$45,000	$34,438	5.0%	10/01/2020	Yes
Kevin Lysaght	06/01/2017	$10,000	$6,132	5.0%	07/15/2020	Yes

Related Party Transactions

Name	Kevin Lysaght
Amount Invested	$45,000
Transaction type	Loan
Issued	04/25/2017
Outstanding principal plus interest	$34,438 as of 08/2018
Interest	5.0 per annum
Maturity	10/01/2020
Outstanding	Yes
Current with payments	Yes
Relationship	family member

Loan for purchase of wine tanks

Name	Eric Lowe
Amount Invested	$175,527
Transaction type	Loan
Issued	10/31/2015
Outstanding principal plus interest	$178,722 as of 08/2018
Interest	4.5 per annum
Maturity	02/01/2023
Outstanding	Yes
Current with payments	Yes
Relationship	owner

Payment of $22,250 plus accrued interest is due on each of 02/01/2019, 02/01/2020, 02/01/2021 and 02/01/22. The balance is due 02/01/23.

Name	Jonathan Luers
Amount Invested	$122,619
Transaction type	Loan
Issued	03/29/2014
Outstanding principal plus interest	$122,619 as of 08/2018
Interest	4.5 per annum
Maturity	01/28/2028
Outstanding	Yes
Current with payments	Yes
Relationship	owner

During 2018, payments are interest only, $460.00 per month.

Name	Kevin Lysaght
Amount Invested	$10,000
Transaction type	Loan
Issued	06/01/2017
Outstanding principal plus interest	$6,132 as of 08/2018
Interest	5.0 per annum
Maturity	07/15/2020
Outstanding	Yes
Current with payments	Yes
Relationship	family member

Loan for purchase of kegs

Name	William Rivers
Amount Invested	$9,322
Transaction type	Loan
Issued	07/01/2016
Outstanding principal plus interest	$4,273 as of 08/2018
Interest	10.0 per annum
Maturity	06/14/2020
Outstanding	Yes
Current with payments	Yes
Relationship	owner

Loan for purchase of kegs; payments are $194 per month

Name	Kevin Lysaght
Amount Invested	$65,000
Transaction type	Loan
Issued	09/15/2019
Outstanding principal plus interest	$62,195 as of 03/2020
Interest	5.0 per annum
Maturity	09/15/2024
Outstanding	Yes
Current with payments	Yes
Relationship	Family Member

Use of Funds

$200,000	40% toward experience new hires, 30% toward Marketing and Distributor support, 25% toward production improvements, 5% towards Wefunder intermediary fee
$1,000,000	30% toward new experienced hires, 30% on Marketing and Distributor Support, 30% toward new Austin Tasting Room, 5% for production improvements, and 5% towards Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Membership Units	2,761,018	2,761,018	Yes
Non Voting Membership Units	210,900	210,900	No

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.